CORPORATION
7140 Office Circle
P.O. Box 15600
Evansville, IN 47716

January 13, 2011

VIA EDGAR

Mr. Justin Dobbie

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Accuride Corporation

Registration Statement on Form S-4 (SEC File No. 333-171365)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, January 14, 2011 at 3:00 p.m., New York time, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of the Registration Statement, we acknowledge that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Accuride Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) Accuride Corporation may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact Christopher D. Lueking of Latham & Watkins LLP at (312) 876-7680. Thank you in advance for your consideration.

[Signature Page Follows]

Very truly yours,

ACCURIDE CORPORATION

By:	/s/ Stephen A. Martin
Stephen A. Martin
Senior Vice President / General Counsel